DEXIA

RECEIVED

2008 JAN -3 A 11:53

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

08000055

December 18th, 2007

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press release of December 17th, 2007.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
JAN 0 9 2008
THOMSON
FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

Dexia SA
Place Rogier 11
B - 1210 Brussels

Tel. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Account No. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tel. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

PRESS RELEASE

DEXIA

Dexia S.A. – 11, Place Rogier B-1210 Brussels / 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

1 PAGE

Brussels, Paris, 17 12 2007

FSA Aaa with Stable Outlook rating affirmed by Moody's

On December 14, Moody's updated its evaluation of US mortgage market stress on the ratings of financial guaranty companies. The Aaa rating of FSA was affirmed with Stable Outlook. According to Moody's this reflects "the strong risk adjusted capital profile of the firm and its high-quality, well diversified insurance portfolio". Moody's also added that "FSA has largely side-stepped the problems arising from mortgage-related exposures, as the company did not underwrite ABS CDOs in recent years" and that "the insurer's relatively robust capital profile is likely to position FSA well for growth in the current market environment".
FSA Holdings Ltd. is a member of Dexia Group.

Notation Aaa avec perspectives stables de FSA confirmée par Moody's

Le 14 décembre, Moody's a revu son évaluation de l'impact du marché américain des prêts hypothécaires sur les notations des sociétés de rehaussement de crédit. La notation de solidité financière en matière d'assurances Aaa avec perspectives stables de FSA a été confirmée. Ceci reflète "la bonne adéquation au risque du capital de la société ainsi que l'excellente qualité et la grande diversification de son portefeuille d'assurances". Moody's ajoute également que "FSA a largement évité les problèmes résultant d'expositions liées aux crédits hypothécaires en ne souscrivant pas de CDO d'ABS ces dernières années" et que "son capital relativement robuste est susceptible de bien positionner FSA pour tirer parti de la croissance dans l'environnement actuel du marché".
FSA Holding Ltd. fait partie du groupe Dexia.

Aaa-rating met Stable Outlook van FSA door Moody's bevestigd

Op 14 december heeft Moody's zijn beoordeling van de impact van de Amerikaanse hypotheekkredietmarkt op de ratings van de credit enhancementmaatschappijen bijgestuurd. De Aaa-rating met Stable Outlook van FSA werd bevestigd. Deze beoordeling geeft aan dat het kapitaal van de onderneming correct werd afgestemd op het risico en weerspiegelt de uitstekende kwaliteit van haar goed gediversifieerde verzekeringsportefeuille. Moody's heeft er ook aan toegevoegd dat "FSA de problemen in het kader van de hypotheekkredietrisico's grotendeels heeft omzeild, doordat deze maatschappij de jongste jaren niet op ABS CDO's heeft ingeschreven" en dat "haar vrij robuuste kapitaal ervoor zorgt dat FSA in de huidige marktomgeving goed gepositioneerd is om voordeel te halen uit de groei".
FSA Holdings Ltd. is lid van de groep Dexia.

Press department Brussels	+32 2 213 50 81
Press department Paris	+33 1 58 58 77 81
Investor Relations Brussels	+32 2 213 57 46
Investor Relations Paris	+33 1 58 58 85 56

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